Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Sequenom, Inc. expected to be filed on or about August 28, 2015 for the registration of its common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated March 9, 2015, with respect to the consolidated financial statements of Sequenom, Inc., and the effectiveness of internal control over financial reporting of Sequenom, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
San Diego, California
August 28, 2015